File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

22 November 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchanges [NZX] on 22 November 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M. D. Richardson

M D Richardson
Chief Financial Officer

Enclosures:

View Announcement

Announcement

Headline: Notice of Issue of Securities

Announcement text: Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 22 November 2005

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 46,000

3. Principal Terms of the Securities :
Issue of 13,000 Ordinary Shares following the exercise of 13,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
Issue of 33,000 Ordinary Shares following exercise of 33,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

4. Issue Price : 13,000 Shares @ NZ$2.525
33,000 Shares @ NZ$2.305

5. Date of Issue : 22 November 2005

6. Number and Class of All Securities Quoted,
Including This Issue : 264,106,162 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 10,691,850
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	13	

Comments

This announcement has no comments.

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 22 November 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	46,000
3.	Principal Terms of the Securities	:	Issue of 13,000 Ordinary Shares following the exercise of 13,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 33,000 Ordinary Shares following exercise of 33,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	13,000 Shares @ NZ$2.525 33,000 Shares @ NZ$2.305
5.	Date of Issue	:	22 November 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	264,106,162 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,691,850

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 33,000 Ordinary Shares following the exercise of 33,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 13,000 Ordinary Shares following the exercise of 13,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not* rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	33,000 Shares @ NZ$2.305 per Ordinary Share 13,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 November 2005, inclusive

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
264,106,162	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,691,850	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 22 November 2005

Print name: M D Richardson

== == == == ==

File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

22 November 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchanges [NZX] on 22 November 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:

2005 NOV 29 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 21 November 2005

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 53,332

3. Principal Terms of the Securities :

Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Issue of 26,666 Ordinary Shares following exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

4. Issue Price : 26,666 Shares @ NZ$2.525
26,666 Shares @ NZ$2.305

5. Date of Issue : 21 November 2005

6. Number and Class of All Securities Quoted,
Including This Issue : 264,060,162 Ordinary Shares

7. Number and Class of All Securities Not Quoted
Options to Acquire Ordinary Shares : 10,737,850

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	13	

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  Released - 14 Nov 2005 at 09:08:41 AM
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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 21 November 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	53,332
3.	Principal Terms of the Securities	:	Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 26,666 Ordinary Shares following exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	26,666 Shares @ NZ$2.525 26,666 Shares @ NZ$2.305
5.	Date of Issue	:	21 November 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	264,060,162 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,737,850

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,666 Shares @ NZ$2.305 per Ordinary Share 26,666 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2005, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	264,060,162	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,737,850	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 21 November 2005

Print name: M D Richardson

== == == == ==

File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

23 November 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchanges [NZX] on 23 November 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:

NZX Market Announcement Platform (MAP) NZX

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Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 23 November 2005

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 68,734

3. Principal Terms of the Securities : Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Issue of 17,336 Ordinary Shares following exercise of 17,336 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 4,732 Ordinary Shares following cancellation of 13,467 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001in consideration for the issue of shares.

4. Issue Price : 46,666 Shares @ NZ$2.525
17,336 Shares @ NZ$2.305
4,732 Shares @ NZ$0.00

5. Date of Issue : 23 November 2005

6. Number and Class of All Securities
Quoted, Including This Issue : 264,174,896 Ordinary Shares

7. Number and Class of All Securities
Not Quoted : 10,614,381
Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	13	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 23 Nov 2005 at 12:07:31 PM
- Notice of Issue of Securities
  Released - 22 Nov 2005 at 04:35:43 PM
- Notice of Issue of Securities
  Released - 22 Nov 2005 at 11:22:19 AM
- Presentation to Analysts and Investment Fund Managers
  Released - 14 Nov 2005 at 09:08:41 AM
- CONTINUED INVESTMENT LEADS TO RECORD SALES IN USA
  Released - 10 Nov 2005 at 10:30:47 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX; 23 November 2005

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	68,734
3.	Principal Terms of the Securities	:	Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 17,336 Ordinary Shares following exercise of 17,336 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 4,732 Ordinary Shares following cancellation of 13,467 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001in consideration for the issue of shares.
4.	Issue Price	:	46,666 Shares @ NZ$2.525 17,336 Shares @ NZ$2.305 4,732 Shares @ NZ$0.00
5.	Date of Issue	:	23 November 2005
6.	Number and Class of All Securities Quoted, Including This Issue	:	264,174,896 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	10,614,381

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,734

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 17,336 Ordinary Shares following the exercise of 17,336 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 4,732 Ordinary Shares following the cancellation of 13,467 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001 in consideration for the issue of shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,336 Shares @ NZ$2.305 per Ordinary Share 46,666 Shares @ NZ$2.525 per Ordinary Share 4,732 Shares @ NZ$0.00 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 November 2005, inclusive

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
264,174,896	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,614,381	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 23 November 2005

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.